UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

      ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.

(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                 No  ☒

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*  *  *

Alon Holdings Blue Square– Israel Ltd. (hereinafter: "Alon Holdings") is the leading retail company in the State of Israel and operates in four reporting segments: In its supermarket segment, Alon Holdings, through its 100% subsidiary, Mega Retail Ltd., currently operates 211 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Non-Food" segment, Alon Holdings, through its 100% subsidiary BEE Group Retail Ltd., operates specialist outlets in self operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Commercial and Fueling Sites segment, through its 78.38% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores. Dor Alon operates a chain of 193 petrol stations and 195 convenience stores in different formats in Israel. In its Real Estate segment, Alon Holdings, through its TASE traded 78.26% subsidiary Blue Square Real Estate Ltd., owns, leases and develops yield generating commercial properties and projects.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following: the effect of the recession in Israel on the sales in our stores and on our profitability; our ability to compete effectively against low-priced supermarkets and other competitors; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2010.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

February 27, 2012	By:	/s/ Ortal Klein

Ortal Klein, Adv.
Corporate Secretary

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ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.

2 Amal Street

Rosh Haayin 48092, Israel

___________________________

Dear Shareholder,

You are cordially invited to attend an Extraordinary General Meeting of Shareholders (the “Meeting”) of Alon Holdings Blue Square – Israel Ltd. (the “Company”) to be held at 10:00 a.m., Israel time, on March 14, 2012 at the Company's offices at 2 Amal Street, Rosh Ha’ayin, Israel. The purpose of the Meeting is to re-elect Mr. David Alphandary and Mr. Uzi Baram as external directors of the Company for three-year terms, in accordance with the provisions of the Israeli Companies Law.

The Company's Board of Directors recommends that you vote "FOR" the proposals, as specified on the enclosed form of proxy.

We look forward to greeting personally those shareholders who are able to be present at the Meeting. However, whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, you are kindly requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received no later than two (2) business days prior to the Meeting. Shareholders may revoke their proxies at any time before the Meeting by providing written notice to the Company. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange, may also vote through the enclosed proxy by completing, dating, signing and mailing the proxy to the Company's offices. Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange who vote their shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver to the Company an ownership certificate confirming their ownership of the Company’s shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Thank you for your continued cooperation.

Very Truly Yours,

David Weissman
Executive Chairman of the Board of Directors and Chief Operating Decision Maker

Tel-Aviv, Israel

February 16, 2012

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ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.

2 Amal Street

Rosh Haayin 48092, Israel

___________________________

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “Meeting”) of Alon Holdings Blue Square – Israel Ltd. (the “Company”) will be held at 10:00 a.m., Israel time, on March 14, 2012 at the Company's offices at 2 Amal Street, Rosh Ha’ayin, Israel in order to adopt the following resolution or to consider the following item:

1.	To re-elect Mr. David Alphandary and Mr. Uzi Baram as external directors of the Company for three-year terms, in accordance with the provisions of the Israeli Companies Law.

The Company currently is unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders of record at the close of business on February 13, 2012 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed proxy and return it in the pre-addressed envelope provided at your earliest convenience so that it will be received no later than two (2) business days prior to the Meeting. Shareholders may revoke their proxies at any time before the Meeting by providing written notice to the Company. Shareholders who attend the Meeting may revoke their proxies in writing and vote their shares in person.

Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange, may also vote through the enclosed proxy by completing, dating, signing and mailing the proxy to the Company's offices. Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange who vote their shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company an ownership certificate confirming their ownership of the Company’s shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Shareholders are allowed to apply in writing, through the Company, to other shareholders of the Company in order to convince them with regard to their vote on items on the agenda of the Meeting (“Position Notice”). Position Notices may be sent to the Company's offices at the address above. Such Position Notices must be in the possession of the Company by February 27, 2012.

Joint holders of shares should take note that, pursuant to the Articles of Association of the Company, the vote of the first of the joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered  holder(s) of the shares. For this purpose, the first joint shareholder shall be the person whose name is entered first in the Company's Register of Shareholders.

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By Order of the Board of Directors,

David Weissman
Executive Chairman of the Board of Directors and Chief Operating Decision Maker

Tel-Aviv, Israel

February 16, 2012

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ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.

2 Amal Street

Rosh Haayin 48092, Israel

___________________________

PROXY STATEMENT

For the Extraordinary General Meeting of Shareholders

to be held on March 14, 2012

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 1.0 per share (the “Ordinary Shares”), and to holders of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”) issued by the Bank of New York Mellon (“BONY”), of Alon Holdings Blue Square - Israel Ltd. (the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Extraordinary General Meeting of Shareholders (the “Meeting”), to be held on March 14, 2012 at 10:00 a.m. (Israel time) at the offices of the Company, 2 Amal Street, Rosh Ha’ayin, Israel, or at any adjournments thereof.

It is proposed at the Meeting to adopt the following resolution or to consider the following item:

1.	To re-elect Mr. David Alphandary and Mr. Uzi Baram as external directors of the Company for three-year terms, in accordance with the provisions of the Israeli Companies Law.

The Company currently is unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. By appointing “proxies,” shareholders may vote at the Meeting whether or not they attend. If a properly executed proxy in the enclosed form is received by the Company at least two (2) business days prior to the Meeting, all of the shares represented by the proxy shall be voted as indicated on the form or, if no preference is noted, shall be voted in favor of the matters described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the Meeting or any adjournment thereof. Shareholders and ADR holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with BONY (in the case of holders of ADRs), a written notice of revocation or duly executed proxy bearing a later date.

The Board of Directors of the Company is soliciting proxies for use at the Meeting. The Company expects to mail this Proxy Statement and the accompanying proxies to shareholders and ADR holders on or about February 16, 2012. In addition to solicitation of proxies by mail, certain officers, directors, employees and agents of the Company, none of whom shall receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling, and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares or ADRs. As a foreign private issuer, the Company is exempt from the rules under the Securities Exchange Act of 1934, as amended (the “1934 Act”), related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

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Only shareholders and ADR holders of record at the close of business on February 13, 2012 (the “Record Date”) shall be entitled to receive notice of and to vote at the Meeting. At the close of business on February 1, 2012, the Company had outstanding 65,954,427 Ordinary Shares (excluding 207,433 Ordinary Shares held by the Company as treasury shares), each of which is entitled to one vote for each of the matters to be presented at the Meeting. Two or more shareholders holding shares conferring in the aggregate at least 50% of the voting power of the Company, present in person or by proxy at the Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall be adjourned to the same day in the next week, at the same time and place. At such reconvened meeting, any one shareholder present in person or by proxy, shall constitute a quorum regardless of the number of shares represented.

The affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting at the Meeting is required to approve item 1, provided that one of the following two alternatives must apply:

(i) such majority vote at the Meeting shall include at least a majority of the total votes of shareholders, who are not controlling shareholders of the Company (as defined in the Israeli Companies Law) and do not have a personal interest in the appointment (excluding a personal interest which did not result from the shareholder’s relationship with the controlling shareholder), participating in the voting at the Meeting in person or by proxy, vote in favor of the election of the director without taking abstentions into account; or

(ii) the total number of shares of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, “personal interest” is defined under the Israeli Companies Law of 1999 (the “Companies Law”) as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes any members of his/her immediate family, parent, grandparent, descendant, parent of spouse or the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

Abstentions will be treated as neither a vote “for” nor “against” the proposal considered at the Meeting, although they will be counted in determining whether a quorum is present.

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Beneficial Ownership of Securities by Certain Beneficial Owners and Management

The following table sets forth certain information, as of February 1, 2012, concerning (i) the persons or entities known to the Company to beneficially own 5% or more of the Company’s outstanding Ordinary Shares; and (ii) the number of Ordinary Shares beneficially owned by directors and officers of the Company as a group. Our major shareholders do not have voting rights different from the voting rights of our other shareholders.

Name	Number of Ordinary Shares Beneficially Owned		Percentage of Outstanding Ordinary Shares(1)
Alon Israel Oil Company Ltd.	50,955,267	(2)	77.26%

Alon Retail Ltd.	30,604,303	(3)	46.40%

Menorah Mivtachim Holdings Ltd.	5,550,288	(4)	8.42%

Directors and Officers of the Company as a group	0	(5)	0%

______________

(1)	The percentage of outstanding ordinary shares is based on 65,954,427 ordinary shares outstanding as of February 1, 2012 (excluding 207,433 Ordinary Shares held by the Company as treasury shares).
(2)	Includes 20,327,710 ordinary shares of the Company issued to Alon Israel Oil Company Ltd. (“Alon”) in consideration for the Company’s purchase of all the outstanding shares of Dor Alon Energy In Israel Ltd. from Alon. In addition, Alon may be deemed to beneficially own all of the shares held directly and indirectly by Alon Retail Ltd. due to the ownership structure of Alon Retail described in footnote (3); accordingly, the number of shares listed as owned by Alon includes all the shares that are listed as owned by Alon Retail Ltd.
(3)	Alon Retail Ltd. is a wholly owned subsidiary of Nissan Alon Retail Holdings Ltd., which is a wholly owned subsidiary of the Nissan Dor Chains Ltd., which is a wholly owned subsidiary of Dor Food Chains Holdings Ltd., a wholly owned subsidiary of Alon. To the Company’s best knowledge, Alon is owned approximately 46.9% (excluding shares held by Alon as treasury shares) by nine collective acquisition entities of kibbutzim in Israel and approximately 53.1% (excluding shares held by Alon as treasury shares) are held together by Bielsol Investments (1987) Ltd. and Mr. David Wiessman. To the Company’s best knowledge, the shareholders of Bielsol Investments (1987) Ltd. consist of Shibag Ltd. (whose shareholders are Advocate Shraga Biran, and Gara, Boaz and Iftah Biran, where all voting rights have been granted to Advocate Biran), holding 79.4% of the capital and voting rights of Bielsol Investments, D.B.W Investments Ltd. (controlled by Mr. David Wiessman), holding 19.8% of the capital and voting rights of Bielsol Investments, Shibago Ltd. (whose partners are Shibag Ltd. (75%) and a company controlled by David Wiessman (25%)), holding 0.8% of the capital and voting rights of Bielsol Investments.
(4)	Includes shares held by Menora Mivtachim Insurance Ltd., Menora Mivtachim Finance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Gemel Ltd., and Menora Mivtachim Mutual Funds Ltd. To the Company’s best knowledge, Menora Mivtachim Holdings Ltd. (“Menora Holdings”) is an Israeli public company. Approximately 61.9% of Menora Holdings outstanding shares are held directly and indirectly by Menachem Gurevitch and the remaining of the outstanding shares are held by the public. Menora Mivtachim Insurance Ltd. and Menora Mivtachim Finance Ltd. are wholly owned subsidiaries of Menora Holdings. Menora Mivtachim Pensions Ltd. is a wholly owned subsidiary of Menora Mivtachim Insurance Ltd. Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd. are wholly owned subsidiaries of Menora Mivtachim Finance Ltd.
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The shares reported as beneficially owned by Menora Holdings, Menora Insurance, Menora finance, Mivtachim Pension, Menora Gemel and Menora Mutual Funds are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies which are managed by Menora Insurance, Menora Finance, Mivtachim Pensions, Menora Gemel and Menora Mutual Funds, all of which are wholly owned subsidiaries of Menora Holdings, each of which operates under independent management and makes independent voting and investment decisions.

(5)	Does not take into account Ordinary Shares that directors of the Company may be deemed to beneficially own by virtue of their interest in, or relationship with, Alon Israel Oil Company Ltd. or Alon Retail Ltd.

ITEM 1 - RE-ELECTION OF EXTERNAL DIRECTORS

The Company’s Board of Directors has nominated Mr. David Alphandary and Mr. Uzi Baram to be re-elected, at the Meeting, to serve as external directors (as defined for purposes of the Israeli Companies Law) of the Company. Mr. David Alphandary and Mr. Uzi Baram are nominated to serve as external directors for additional three-year terms in accordance with the provision of the Companies Law, commencing March 15, 2012. It is the intention of the persons named in the proxy to vote for the election of Mr. David Alphandary and Mr. Uzi Baram.

Mr. David Alphandary and Mr. Uzi Baram have attested to the Board of Directors of the Company and the Company that they meet all the requirements in connection with the election of directors under the Israeli Companies Law, per the statement in the form attached hereto as Appendix A.

The following information is supplied with respect to Mr. David Alphandary and Mr. Uzi Baram and is based upon the information furnished to it by Mr. David Alphandary and Mr. Uzi Baram.

Name	Age	Position with Company
David Alphandary	77	External Director
Uzi Baram	75	External Director

David Alphandary has served as our external director since March 2006. He currently serves as an independent consultant to the retail industry. From 1991 to 1999, Mr. Alphandary served as President and Chief Executive Officer of Shufersal Ltd. and from 1982 to 1991 as Vice President to Shufersal. From 1976 to 1982, Mr. Alphandary served as President of Carmel Carpeting Industry in Ceasaria, Israel. He currently serves as a director of Yafora Tavori Ltd. Mr. Alphandary holds a degree in Public Administration from the Hebrew University in Jerusalem. Mr. Alphandary is a member and the Chairman of the Audit Committee of Alon Holdings.

Uzi Baram has served as our external director since March 2006. He served as a member of Israel’s parliament, the Knesset, from 1977 to 2001. He served as the Minister of Tourism of Israel from 1992 to 1996, and from February 1993 to August 1995 he served as the Minister of Interior Affairs of Israel. He currently serves as a director of Master Plan, a company for strategic communication consulting, and of Bank Otsar Ha-Hayal. Mr. Baram holds a degree in Political Sciences and Sociology from the Hebrew University in Jerusalem. Mr. Baram is a member of the Audit Committee and the Compensation Committee of Alon Holdings.

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If re-elected, Mr. David Alphandary and Mr. Uzi Baram will continue to receive the same compensation as all other directors of the Company (other than the Chairman of the board of directors), which is currently the sum of NIS 97,500 per year and a meeting attendance fee of NIS 3,660, which amounts are adjusted from time to time based on changes to the Israeli Consumer Price Index from December 2007 in the same manner as the fees described in the Companies Law Regulations are adjusted. They would also be entitled to reimbursement of expenses incurred by them in connection with their service as directors.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, that Mr. David Alphandary and Mr. Uzi Baram be, and hereby are, re-elected to hold office as external directors of the Company for three-year terms in accordance with the provision of the Companies Law commencing March 15, 2012.”

The Israeli Companies Law requires that external directors be elected by the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting at a shareholders meeting, provided that either

•	such majority vote at the Meeting shall include at least a majority of the total votes of shareholders, who are not controlling shareholders of the Company (as defined in the Israeli Companies Law) and do not have a personal interest in the appointment (excluding a personal interest which did not result from the shareholder’s relationship with the controlling shareholder), participating in the voting at the Meeting in person or by proxy, vote in favor of the election of the director without taking abstentions into account; or

•	the total number of shares voted against the election of the external director by the non-controlling shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company.

The Board of Directors recommends a vote FOR the election of Mr. David Alphandary and Mr. Uzi Baram as external directors of the Company.

External Directors under the Israeli Companies Law

Under the Israeli Companies Law, a publicly traded company must appoint at least two external directors. The Israeli Companies Law, provides that a person may not be appointed as an external director if the person is a relative of the controlling shareholder or if the person or the person’s relative, partner, employer, someone to whom he is subordinated directly or indirectly or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with us, any entity controlling us, any relative of our controlling shareholder or any entity in which, currently or within the two years preceding the appointment date, the controlling shareholder was the company or the company's controlling shareholder; and in a company without a controlling shareholder or without a shareholder holding 25% or more of the voting rights in the company – any affiliation to the chairman of the board of directors, to the general manager (Chief Executive Officer), to a shareholder holding 5% or more of the company's shares or voting rights, or to the senior financial officer as of the date of the person’s appointment. The term “affiliation” includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•	service as an office holder, other than service as a director who was appointed in order to serve as an external director of a company when such company was about to make an initial public offering.

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Without derogating from the above, a person may not serve as an external director if the person or the person’s relative, partner, employer, someone to whom he is subordinated directly or indirectly or any entity under the person’s control has business or professional relationship with an entity which an affiliation with is prohibited as detailed above, even if such relationship are not on a regular basis (excluding negligible relationship). In addition, a person who received compensation other than the compensation permitted by the Israeli Companies Law, may not serve as an external director.

In addition, no person can serve as an external director if the person’s position or other business create, or may create, a conflict of interests with the person’s responsibilities as an external director or may impair his ability to serve as a director.

Any committee of the board of directors must include at least one external director, except the audit committee, which requires all external directors. An external director is entitled to compensation as provided in regulation adopted under the Companies Law and is otherwise prohibited from receiving any other compensation directly or indirectly, in connection with his service.

 Under the Companies Law, a public company is required to appoint as an external director, a person who has "professional expertise" or a person who has "financial and accounting expertise," provided that at least one of the external directors must have "financial and accounting expertise." Under regulations, a director having financial and accounting expertise is a person who, due to his or her education, experience and qualifications is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him or her to understand in depth the company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented. Under the regulations, a director having professional expertise is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the main business sector of the company or in a relevant area for the board position, or has at least five years experience in a senior management position in the business of a corporation with a substantial scope of business, in a senior position in the public service or a senior position in the field of the company’s business.

Our board of directors has determined that Mr. David Alphandary has "financial and accounting expertise" and Mr. Uzi Baram has "professional expertise".

OTHER BUSINESS

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the Meeting, but, if any other matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

David Wiessman

Executive Chairman of the Board of Directors

and Chief Operating Decision Maker

Dated: February 16, 2012

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 Appendix A - Form of Declaration of a Nominee

as an External Director in a Public Company

To:	Alon Holdings Blue Square – Israel Ltd. (the “Company”)

Re:	Declaration of a Nominee as an External Director in a Public Company in accordance with the Companies Law, 5759-1999 (the “Law”)

Date:	January 31, 2012

I, the undersigned, ________________, I.D. No.________, a resident of Israel, whose address is_____________________, Israel after being warned that I must state the truth and that I will be subject to the punishment provided by law if I do not do so, declare and commit as follows

1.	I hereby give my consent to serve as an External Director of the Company, which is a public company incorporated in Israel, and whose shares are traded on the NYSE;
2.	I am aware of the requirements of the Law with regard to the service of an External Director, including among other things, the service period, termination of service, membership in the Company’s committees, and that this declaration shall be kept in the Company’s registered office and shall be open for inspection by any person and shall be published in the Company’s public reports;
3.	I am qualified to serve as a director of the Company pursuant to the requirements of Sections 226 –227 of the Law with regards to the restrictions on the appointment of a minor, legally incompetent and restrictions due to prior convictions or bankruptcy. An unofficial translation of these Sections, as in effect as of the date hereof, are attached hereto as Annex A and are an integral part of this declaration and, as of the date hereof, do not apply to me and/or with respect to me.
4.	I am aware of the duty of notice which I am subject to pursuant to Sections 227A and 245A of the Law and I will fulfill them as required. An unofficial translation of these Sections, as in effect as of the date hereof, are attached hereto as Annex A.
5.	I hereby declare that I have the necessary skills and the ability to devote the appropriate amount of time in order to perform the role of an External Director of the Company, as detailed as follows.
6.	I have the [professional qualifications]/[accounting and financial expertise] [please delete what is unnecessary], in accordance with the Companies Regulations (Conditions and Tests for a Director having Accounting and Financial Expertise and a Director having Professional Qualifications), 5766-2005 (the “Qualifications Regulations”); an unofficial translation of the Qualifications Regulations, as in effect as of the date hereof, are attached hereto as Annex B and is an integral part of this declaration.
7.	I [am] [am not] [please delete what is unnecessary] an “Expert External Director” in accordance with Section 1 of the Companies Regulations (Rules regarding the Compensation and Expenses of an External Director), 5761-2000 (the “Compensation Regulations); an unofficial translation of Section 1 of the Compensation Regulations, as in effect as of the date hereof, is attached hereto as Annex B-1 and is an integral part of this deceleration.

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8.	I have the following academic degrees [please detail the degree, the granting institute and the date of grant]: ________________________________________________________________.

The documentation evidencing the aforesaid degrees is attached hereto as Annex C and is an integral part of this deceleration.

9.	My business experience is as detailed in the CV attached hereto as Annex D. The documentation evidencing these positions is attached hereto as Annex E
10.	Please mark X in the applicable box:

☐	I am not a relative of a controlling shareholder, and neither I, nor my relatives, my partner, my employer, someone to whom I am subordinate directly or indirectly, nor any entity of which I am a controlling shareholder, have, or within the past two years prior to the date of appointment had, any employment, business or professional relationship with (A) the Company, (B) its controlling shareholder or his relatives on the date of appointment, or (C) any other entity, and (D) if the Company doesn't have a controlling shareholder or a shareholder who holds 25% or more of the voting rights in the Company – also any relationship with anyone who, on the date of appointment, is the chairman of the Board of Directors, Chief Executive Officer, a substantial shareholder, or the senior financial officer (each person or entity in clauses (A) through (D), an "Other Affiliated Party").

      For the purpose of this section-

“relationship” means an employment relationship, a business or professional relationship by of a regular nature or control, and service as an officer, excluding service as a director appointed to serve as an external director of a company which intends to offer shares to the public for the first time.

“other entity” means an entity in which, currently or within the two years prior to the appointment date, the controlling person was the Company or the Company’s controlling person.

“date of appointment” means the date on which the general meeting will appoint me as an External Director of the Company, in accordance with Section 239 (B) of the Law.

“substantial shareholder” means a shareholder who holds 5% or more of the outstanding shares or the voting rights in the Company.

ALTERNATIVELY:

☐	I have, or within the past two years prior to the appointment date had, insignificant business or professional relationships with the Company or any Other Affiliated Party, which have commenced prior to my appointment date as an External Director and which do not constitute an “relationship” under the Companies Regulations (Matters that do Not Constitute a Relationship), 5767-2006 (the “Relationship Regulations”). An unofficial translation of the Relationship Regulations, as in effect as of the date hereof, are attached hereto as Annex F and is an integral part of this declaration. The aforesaid relationships are as follows:

________________________________________________________________.

1Details of the business or professional relationships of the nominee with the Company and documentation evidencing that these are insignificant relationships will be provided.

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11.	My other positions or affairs do not create, or are liable to create, any conflict of interest with my position as an External Director of the Company or constrain my ability to serve as an External Director of the Company.
12.	I am not a director of a company which has an external director who is a director of the Company.
13.	I am not an employee of the Israeli Securities Authority and/or the Tel Aviv Stock Exchange.
14.	Neither I, nor my relatives, my partner, my employer, someone to whom I am subordinate directly or indirectly, nor any entity of which I am a controlling shareholder, have a business relationship or professional relationship with a person with whom any relationship is forbidden according to section 10 above, including not on a regular basis, except for insignificant relationships.
15.	I do not receive any additional compensation, directly or indirectly, for my service as a director at the Company, except for the compensation and recovery of expenses to which I am entitled.

For the purpose of this section - exemption, insurance and indemnification of directors and officers will not be considered as additional compensation.

16.	I hereby undertake to fulfill all the requirements provided by law, for a director in general and for an External Director in particular, and to fulfill my duty in the best possible way and for the benefit of the Company. Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, or should there be a concern, that I have breached my fiduciary duty towards the Company (as defined under Section 254 of the Law), I shall immediately notify the Company’s Chairman of the Board.
17.	I am aware that under the Law, I shall not be able to serve as an officer of the Company, to be employed by the Company or to provide it with professional services, in exchange for any consideration, whether directly or indirectly, including through a corporation under my control, unless two years have elapsed from the termination of my services as an External Director of the Company.
18.	I am aware that my declaration herein, shall be raised in front of the Company prior to the Extraordinary General Meeting which on its agenda is the nomination of the External Director and which shall serve the Company for considering whether I qualify to serve as an External Director of the Company and in particular whether I fulfill the conditions and criterion of the Qualifications Regulations and the Relationship Regulations.
19.	I hereby acknowledge and agree, that, subject to the approval of the shareholders of the Company, I shall receive compensation as further detailed in Annex G, and that I shall not be entitled to any further compensation from the Company with respect to my services as an External Director.
20.	This is my name, this is my signature and the facts stated above are true and correct.

Name	I.D.	Signature	Date

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Date: March 14, 2012
See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use dark black pencil or pen only

Proposal for upcoming Special Meeting of Shareholders

	For All Nominees	Withhold Authority For All Nominees	For All Except (See instruction below)
1. To re-elect Mr. David Alphandary and Mr. Uzi Baram as external directors of the Company for three-year terms, in accordance with the provisions of the Israeli Companies Law.	☐	☐	☐

❍ David Alphandary
❍ Uzi Baram

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark "FOR ALL EXCEPT" and fill in the circle next to each nominee you with to withhold, as shown here: ●

	Yes	No
1a. Are you a controlling shareholder in the Company or do you have a personal interest in approval of the proposal that results from your relationship with a controlling shareholder in the Company? (Response required for vote to be counted)	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ______________________ Please Date Above ______________________

Please Sign Here ______________________ Please Date Above ______________________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Extraordinary General Meeting of Alon Holdings Blue Square-Israel Ltd. to be held March 14, 2012 For Holders as of February 13, 2012

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 pm, Eastern Time March 8, 2012.

PROXY TABULATOR FOR
ALON HOLDINGS BLUE SQUARE-ISRAEL LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Copyright © 2012 Mediant Communications LLC. All Rights Reserved

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Alon Holdings Blue Square-Israel Ltd.

Instructions to The Bank of New York, as Depositary
(Must be received prior to 5:00 p.m. EST on March 8, 2012)

The undersigned registered owner of American Depositary Shares ("ADRs") hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such ADRs of Alon Holdings Blue Square-Israel Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on February 13, 2012 at the Extraordinary General Meeting of the Shareholders of Alon Holdings Blue Square-Israel Ltd. to be held at their executive offices on March 14, 2012 or at any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:

Instructions as to voting on the specific resolutions should be indicated by an X in the appropriate box. If no specification is made, the Depositary will deem the undersigned to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such shares or other Deposited Securities and the Depositary will give such instruction.

PROXY TABULATOR FOR
ALON HOLDINGS BLUE SQUARE-ISRAEL LTD.
P.O. Box 8016
CARY, NC 27512-9903

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